October 12, 2010

VIA EDGAR (FILE TYPE CORRESP) AND FEDERAL EXPRESS

Patrick Gilmore, Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4631
Washington, D.C.  20549

Re:	Top Image Systems Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed June 23, 2010
Form 6-K Filed August 4, 2010
File No. 001-14552

Dear Mr. Gilmore:

Top Image Systems Ltd. (“we”, “our”, “us” or the “Company”) submits the following responses to comments raised by the Staff of the Division of Corporation Finance (the “Staff”) in its comment letter (the “Comment Letter”) dated September 28, 2010 addressed to Ido Schechter, Chief Executive Officer of the Company.  In order to facilitate your review, we have reproduced the text of the comments in boldface type below, followed by the Company’s responses thereto.

Valuation of Long-Lived Assets and Other Intangible Assets page 37

1.
Your disclosures indicate that following a change in business activities at Asiasoft Global Pte. Ltd. (“ASG”), you combined the ASG reporting unit and its related goodwill with the “rest of the Group” reporting unit.  We note the changes at ASG involved the cessation of hardware and other third-party sales activities, which appear to have comprised a material portion of the business for which this subsidiary was acquired.  We also note you performed your annual goodwill impairment test in the fourth fiscal quarter of 2009 on a one reporting unit basis, which resulted in no impairment issues.  However, as the decision to terminate hardware and third-party sales activities at ASG appears to have occurred prior to your annual analysis, please explain to us how you considered whether or not this was a triggering event requiring you to reassess the goodwill related to ASG for impairment at that time pursuant to ASC 350-20-35-30.

Patrick Gilmore
October 12, 2010

Response:

The Company supplementally advises the Staff that since the decision to terminate the ASG hardware and other third-party sales activities has been made in December 2008, the Company took into consideration such actions in its December 2008 goodwill impairment test (as discussed in the Notes 1.e and 2.l to the 2009 consolidated financial statements).  It has done so based on its projections of ASG’s results which took into account a short fade-out of sales of third party products over the next two quarters and no sales of such products during any subsequent period.  Thus, the impairment loss recorded in 2008 already accounted for such change in ASG’s business operations.

In addition, following the cessation of ASG’s hardware and other third-party sales activities, the remaining business operations of ASG consisted solely of e-Flow products.  Consequently, beginning January 2009 ASG reporting unit and its related goodwill were combined into “rest of the Group” reporting unit, and therefore the goodwill impairment test for 2009 was done on a one reporting unit basis.

Item 16F.  Change in Registrant’s Certifying Accountants, page 73

2.
We note your disclosure indicating that during the last two fiscal years there were no disagreements with the former accountants or reportable events.  Please amend your Form 20-F to revise your disclosure to also address the subsequent interim period (i.e. through the date in which the former accountants declined to stand for re-election) as required by Item 16F(a)(1)(iv) and (v) of Form 20-F.

Response:

As noted in the Comment Letter, the disclosure provides that during the last two fiscal years (i.e., 2008 and 2009) there were no disagreements with the former accountants or reportable events. Disclosure with respect to any subsequent period would mean disclosure with respect to events occurring after December 31, 2009. However, as noted in the disclosure, the date on which the Company’s former accountants advised us that they do not wish to stand for re-election was April 21, 2009, that is before December 31, 2009. Therefore there is no relevant subsequent period for which disclosure should be made. In light of the foregoing, it is our view that the disclosure should not be amended.

Patrick Gilmore
October 12, 2010

3.
We note your disclosure indicating that during the two most recent fiscal years Asiasoft did not consult with E&Y regarding the matters described in Item 16F(a)(2)(i) or (ii) of Form 20-F.  Please revise your disclosure in your amended Form 20-F to also address the subsequent interim period (i.e. through the date in which E&Y was engaged to audit Asiasoft) as required by item 16F(a)(2) of Form 20-F.

Response:

As noted in the Comment Letter, the disclosure provides that during the last two fiscal years (i.e., 2008 and 2009) Asiasoft did not consult with E&Y regarding the matters described in Item 16F(a)(2)(i) or (ii) of Form 20-F. Disclosure with respect to any subsequent period would mean disclosure with respect to events occurring after December 31, 2009. However, as noted in the disclosure, the date on which E&Y was engaged to audit Asiasoft was November 26, 2009, that is before December 31, 2009.  Therefore there is no relevant subsequent period for which disclosure should be made. In light of the foregoing, it is our view that the disclosure should not be amended.

4.
To the extent that you make changes to your disclosures to comply with our comments, please obtain and file an updated letter from the former accountants stating whether the accountant agrees with the statements made in your revised disclosures.

Response:

As noted, it is our view that the disclosure does not have to be amended. Therefore, it is also our view that there is no need to obtain or file an updated letter from the former accountants,

Firm 6-K Filed August 4, 2010

5.	We note your disclosure of EBITDA in your press release. Please tell us how you considered the reconciliation requirement included in Item 100(a)(2) of Regulation G.

Patrick Gilmore
October 12, 2010

Response:

The Staff’s comment has been noted. The reconciliation of EBITDA to the most comparable GAAP metric has been inadvertently omitted. It should be noted that other non-GAAP metrics used in the disclosure have been reconciled. We agree that in our future filings involving the use of EBITDA, we will, to the extent then required by the applicable law and SEC rules, include such reconciliation to the most comparable GAAP metric.

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*           *           *

Should any member of the Staff have any questions regarding the filings or any of our responses to the Comment Letter, please do not hesitate to contact Ephraim Schmeidler of Blank Rome LLP, our outside legal counsel, at (212) 885-5388, or in his absence, please contact David Giltin of Blank Rome LLP, at (215) 569-5613.

Sincerely,
TOP IMAGE SYSTEMS LTD.

By:	/s/ Ido Schechter
Ido Schechter
Chief Executive Officer

cc: David Giltin
Ephraim Schmeidler